                                   PROSPECTUS

                                1,789,252 Shares

                            HMG WORLDWIDE CORPORATION

                                  Common Stock

        This is an offering of the 1,789,252 shares of common stock, par value $.01 per share, of HMG Worldwide Corporation by certain selling stockholders. Of the shares of common stock being offered by the selling stockholders 274,252 shares are currently owned by the selling stockholders and 1,515,000 shares may be acquired by the selling stockholders upon exercise of certain options and warrants issued by the Company to the selling stockholders. The Company will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

        The selling stockholders may offer and sell the shares of common stock from time to time, directly or through underwriters, on The Nasdaq SmallCap Market or in the over the counter market, in negotiated transactions or otherwise, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. See "Plan of Distribution" for a discussion of the methods of sale which the selling stockholders or their pledgees, donees or transferees may use to offer and sell the shares.

        We have indemnified the selling stockholders against certain liabilities, including liabilities under the Securities Act of 1933. We will bear all expenses in connection with the registration and sales of the shares of common stock being offered by the selling stockholders, other than any underwriting discounts and selling commissions.

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        See "Risk Factors" beginning on page 3 for a discussion of certain factors that you should consider before you invest in the common stock being sold by means of this prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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        The shares of common stock being offered hereby by the selling stockholders have not been registered for sale under the securities laws of any state or jurisdiction as of the date of this Prospectus.

        The common stock is listed for trading on The Nasdaq SmallCap Market under the symbol "HMGC." On July 8, 1999, the closing bid price of the common stock as reported by The Nasdaq SmallCap Market was $4.9375 per share.

                The date of this Prospectus is July 19, 1999.

                                TABLE OF CONTENTS


                                                                                          PAGE
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Where You Can Obtain Additional Information About the Company................................2
Risk Factors.................................................................................3
Use of Proceeds..............................................................................4
Selling Stockholders.........................................................................5
Plan of Distribution.........................................................................6
Legal Matters................................................................................7
Experts......................................................................................7

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          WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION ABOUT THE COMPANY

        We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). You may read and copy any of the information on file with the SEC and the SEC's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Copies of the filed documents can be obtained by mail from the Public Reference Section of the SEC at Room 1024, 450 Fifth Street, N.W. Washington, D.C. 20549 at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Filed documents are also available to the public at the SEC's Web site at http://www.sec.gov.

        The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until all of the shares offered are sold.

        (a) The Company's Annual Report on Form 10-K for its fiscal year ended December 31, 1998;

        (b) The Company's Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 1999; and

        (c) The Company's Registration Statement on Form 8-A for a description of the Common Stock.

        Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

        You can request, and we will send to you, without charge, copies of documents that are incorporated by reference in this prospectus but which are not delivered to you (other than exhibits to such documents which are not specifically incorporated by reference). You may request these copies by writing or telephoning the Company at: HMG Worldwide Corporation, 475 Tenth Avenue, New York, New York 10018, attention: Robert V. Cuddihy, Jr., telephone number (212) 736-2300.

        You should rely on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information.

                                  RISK FACTORS

        Before you invest in the common stock, you should be aware that there are various risks, including those described below. You should carefully consider these risks as well as the more detailed information contained in this prospectus and in the documents incorporated in this prospectus by reference, before making a decision to invest in the common stock offered hereby.

THIS PROSPECTUS CONTAINS FORWARD LOOKING STATEMENTS

        Certain statements contained in this prospectus and the documents incorporated by reference are based on current expectations. Such statements are forward looking statements that involve a number of risks and uncertainties. Factors that could cause actual results to differ materially include the following: (i) general economic conditions at retail, (ii) competitive market influences, (iii) client budgetary restrictions (iv) delays in shipment of scheduled programs to clients (v) delay in or inability to expand the Company's client base and/or (vi) the loss of, or reduction in spending of, existing clients.

A SIGNIFICANT PORTION OF OUR NET REVENUES ARE DERIVED FROM A FEW MAJOR CUSTOMERS

        For the year ended December 31, 1998, Procter & Gamble and CVS/Pharmacy accounted for approximately 12% and 11%, respectively, of the Company's net revenue. For the year ended December 31, 1997, Bristol Meyers Squibb, Procter & Gamble and Wal*Mart accounted for approximately 12%, 12% and 11%, respectively, of the Company's net revenues. For the year ended December 31, 1996, Procter & Gamble, Sara Lee International and Wal*Mart accounted for approximately 17%, 12%, and 11%, respectively, of the Company's net revenues. Although the Company's relationship with many of its larger accounts spans several years, none of these accounts is contractually bound to purchase the Company's products or services. The loss of any one of such client would reduce the Company's revenues and have a material adverse effect on the Company.

        The Company may experience changes in quarter-to-quarter net revenues due to the timing of shipments to its clients, the effect of which may be significant depending upon the concentration of the Company's revenues with such clients.

OUR SUCCESS IS DEPENDENT UPON THE SERVICES OF KEY OFFICERS

        The Company's success depends, in part, upon the continued services of Michael Wahl, Chairman of the Board and Chief Executive Officer, and certain other key personnel. The loss of the services of any one of them could have a material adverse effect on the Company. Although Michael Wahl is employed by the Company pursuant to an employment agreement expiring in 2002, the Company does not have an employment contract with any other member of senior management and has not obtained "key-man" life insurance on the life of any member of senior management.

WE HAVE SIGNIFICANT OUTSTANDING INDEBTEDNESS;
OUR AGREEMENTS WITH OUR LENDERS RESTRICT OUR OPERATING FLEXIBILITY

        The Company has entered into a loan and security agreement with a financial institution whereby the Company obtained a secured $17 million revolving line of credit and term loan facility. On December 31, 1998 approximately $15,300,000 was outstanding under this facility. This facility, which expires in November 1999, bears interest at the lending institution's prime rate plus 1% per annum and is secured by the Company's cash, cash equivalents, marketable securities, accounts receivable inventory, equipment and all other tangible and intangible assets and a pledge of all the common stock of the Company's wholly-owned subsidiaries. Additionally, the facility contains certain affirmative and negative covenants which require the Company to maintain a certain net worth, and, among other things, restrict (i) the declaration or payment of dividends, (ii) the incurrence of additional indebtedness and (iii) the sale of certain assets. There can be no assurance that the Company will be able to remain in compliance with such covenants in the future. The Company is currently in compliance with all restrictive covenants and other material provisions of the facility.

WE COMPETE IN A HIGHLY COMPETITIVE INDUSTRY

        The custom display segment of the in-store marketing industry in which the Company primarily competes is highly competitive. Certain of the Company's competitors, including several diversified companies, not only design and assemble merchandising systems for their own products, but also provide these systems and services to unaffiliated concerns. Our competitors may have greater financial and other resources than the Company which may provide our competitors with certain advantages, including the ability to spend greater resources for research and development, marketing and other purposes. In addition, although the Company believes that it has certain creative, design, technological, managerial and other advantages over certain of its competitors, there can be no assurance that the Company will maintain such advantages.

THE MARKET PRICE OF OUR COMMON STOCK CAN BE HIGHLY VOLATILE

        The average daily trading volume of our common stock has generally been low, which the Company believes has had a significant effect on the historical market price of our common stock. As a result, such market price has been highly volatile and may not be indicative of the market price in a more liquid market. The market price of our common stock could be subject to significant fluctuations in response to a number of factors, including the depth and liquidity of the market for the common stock, public announcements by the Company, its clients and its competitors, investor perception of the Company and general economic and other conditions, which may or may not relate to the Company's performance.

CERTAIN OFFICERS AND DIRECTORS OWN A SUBSTANTIAL PORTION OF OUR COMMON STOCK

        As of June 1, 1999, the Company's executive officers and directors beneficially owned approximately 37.55% of our common stock. Consequently, the Company's executive officers and directors will have substantial influence on the outcome of any matters submitted to the Company's stockholders for approval, including the election of directors. Such concentration of ownership may also have the effect of preventing a change in control of the Company. In addition, the interests of management may not always be identical to the interests of the non-management stockholders.

WE ARE UNLIKELY TO PAY DIVIDENDS FOR THE FORSEEABLE FUTURE

        The Company has not paid dividends on the common stock since its inception. The Company intends to reinvest any earnings in its business to finance future growth. Accordingly, the Board of Directors does not anticipate declaring any cash dividends in the foreseeable future. In addition, under the terms of our financing facility, the Company is prohibited from paying cash dividends.

POTENTIAL DILUTIVE EFFECT OF SHARES ELIGIBLE FOR FUTURE SALE

        As of June 1, 1999, the Company had outstanding 11,111,605 shares of common stock. An aggregate of 5,168,428 shares of common stock will become outstanding upon the exercise or conversion, as the case may be, of all of the stock options and warrants outstanding at June 1, 1999. No prediction can be made as to the effect, if any, that sales of shares of common stock at a discount to the market price will have on the market price of the Company's securities prevailing from time to time. The possibility that substantial amounts of common stock may be sold under Rule 144 into the public market may adversely affect the prevailing market price for the common stock and could impair the Company's ability to raise capital in the future through the sale of equity securities. Moreover, a total of 1,515,000 of such shares which are issuable upon the exercise of the stock options and warrants are being registered for resale pursuant to the Registration Statement.

                                 USE OF PROCEEDS

        The shares of common stock being offered hereby are for the account of the selling stockholders. Accordingly, the Company will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders. The Company will receive proceeds of up to $2,913,125 upon the exercise of the options and warrants held by the selling stockholders if such selling stockholders decide to exercise them. The proceeds from the exercise of the options and warrants would be used for working capital. See "Selling Stockholders."

                         SELLING STOCKHOLDERS

         The following table sets forth certain information with respect to selling stockholders. The number of shares of common stock that may actually be sold by the selling stockholders will be determined by such selling stockholders, and may depend upon a number of factors, including, among other things, the market price of the Common Stock. The table below sets forth information as of the date of this prospectus, concerning the beneficial ownership of Common Stock of the selling stockholders including those of the Company directors and officers. All information concerning beneficial ownership has been furnished by the selling stockholders.


                                               SHARES OF COMMON STOCK       SHARES OF       SHARES OF COMMON STOCK
                                                        OWNED                COMMON                 OWNED
                                                   BEFORE OFFERING        STOCK OFFERED       AFTER OFFERING(3)
                                                   ---------------        -------------       --------------
                                               NUMBER(1)   PERCENT(2)        NUMBER         NUMBER(3)   PERCENT(3)
                                               ------      -------           ------         ------      -------
Michael Wahl(4)                                1,376,725(5)   12.5           90,000
Andrew Wahl(6)                                   957,803(7)    8.6           90,000
Robert V. Cuddihy, Jr.(8)                        459,408(9)    4.2           90,000
Herbert F. Kozlov(10)                            305,476(11)   2.8           90,000
L. Randy Riley(12)                               429,194(13)   3.9           90,000
Lawrence J. Twill, Sr.(14)                       186,150(15)   1.7           90,000
Ivan Berkowitz(16)                               234,250(17)   2.1          151,250
Louis Perlman(18)                                113,000(19)   1.0           30,000
BNY Capital Markets(20)                          218,750(21)   2.0          218,750
The Yitz Grossman Charitable Trust                50,000(22)    *            50,000
Steven Markowitz                                  50,000(22)    *            50,000
Joseph Sorbara                                    50,000(22)    *            50,000
Robert Merkel(24)                                 50,000(25)    *            50,000
Stephen Dopp(24)                                 100,000(25)    *           100,000
Parker Duryee Rosoff & Haft                       50,000(26)    *            50,000
Marc Roberts(27)                                  25,000(23)    *            25,000
HMG Capital Accumulation Plan                     74,252        *            74,252
Dogwood Associates                               200,000(22)   1.8          200,000
Joseph Stevens & Company                         100,000(22)    *           100,000
Gennadiy Rodionoy                                100,000(22)    *           100,000

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* less than 1%

 (1) Represents those shares of Common Stock held by the Selling Stockholders together with those shares that such Selling Stockholder has the right to acquire within 60 days from the date of this Prospectus including, without limitation, shares issuable upon exercise of the options and warrants.

 (2) The percentages indicated assume that all options and warrants were exercised and the Shares purchased thereunder were issued immediately prior to the date of this Prospectus.

 (3) Because the Selling Stockholders may sell all, some or none of the Shares that he, she or it holds, and because the offering contemplated by this Prospectus is not a "firm commitment" underwritten offering, no estimate can be given as to the number of Shares that will be held by any of the Selling Stockholders upon or prior to termination of this offering. See "Plan of Distribution."

 (4) Mr. Wahl is Chairman of the Board, Chief Executive Officer and a Director of the Company.

 (5) Includes 694,828 shares issuable upon exercise of options.

 (6) Mr. Wahl is the President and a Director of the Company.

 (7) Includes 611,750 shares issuable upon exercise of options.

 (8) Mr. Cuddihy is the Chief Operating Officer, Chief Financial Officer and a Director of the Company.

 (9) Includes 318,850 shares issuable upon exercise of options.

(10) Mr. Kozlov is a Director of the Company.

(11) Includes 287,600 shares issuable upon exercise of options.

(12) Mr. Riley is the Executive Vice President and a Director of the Company.

(13) Includes 318,850 shares issuable upon exercise of options.

(14) Mr. Twill is a Director of the Company.

(15) Includes 175,400 shares issuable upon exercise of options.

(16) Mr. Berkowitz is the President of Great Court Analysis LLC which beneficially owned 640,000 shares.

(17) Includes 203,000 shares issuable upon exercise of options and warrants.

(18) Mr. Perlman was a director of the Company from January 1998 until his resignation on May 13, 1998.

(19) Represents shares issuable upon exercise of options.

(20) BNY Capital Markets serves as a consultant to the Company.

(21) Represents shares issuable upon exercise of warrants.

(22) Represents shares issued pursuant to a December 1998 private placement, all of which are being offered hereunder.

(23) Represents shares issuable upon exercise of warrants, all of which are being offered hereunder.

(24) Selling Stockholder is an employee of the Company.

(25) Represents shares issuable upon exercise of the options.

(26) Does not include 305,476 shares of Common Stock beneficially owned by Herbert Kozlov, a member of Parker Duryee Rosoff & Haft, P.C., and a Director of the Company and 6,000 shares of Common Stock beneficially owned by two other members of Parker Duryee Rosoff & Haft, P.C.

(27) Mr. Roberts is a consultant to the Company.

     Pursuant to certain agreements between the Company and the selling stockholders, the Company has agreed (i) to file the registration statement of which this prospectus forms a part for the purpose of registering the potential resale of the shares; and (ii) to bear all expenses of the registration and sale of the shares (other than any underwriting discounts and conversions).

                           PLAN OF DISTRIBUTION

         Sales of the shares may be made from time to time by the selling stockholders, or, subject to applicable law, by pledges, donees, distributees, transferees or other successors in interest. Such sales may be made on The Nasdaq SmallCap Market, in another over-the-counter market, on a national securities exchange (any of which may involve crosses and block transactions), in privately negotiated transactions or otherwise or in a combination of such transactions at prices and at terms then prevailing or at prices related to the then current market price, or at privately negotiated prices. In addition, any shares covered by this Prospectus which qualify for sale pursuant to Section 4(1) of the Securities Act of 1933 or Rule 144 promulgated thereunder may be sold under such provisions rather than pursuant to this prospectus. Without limiting the generality of the foregoing, the shares may be sold in one or more of the following types of transactions: (a) a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal; (c) an exchange distribution in accordance with the rules of such exchange; (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (e) face-to-face transactions between sellers and purchasers without a broker-dealer. In effecting sales, brokers or dealers engaged by the selling stockholder may arrange for other brokers or dealers to participate in the resales.

        In connection with distributions of the shares or otherwise, the selling stockholders may enter into hedging transactions. In connection with hedging transactions, participants may engage in short sales of the shares registered hereunder in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also sell shares short and deliver the shares to close out such short positions. The selling stockholders may also enter into option or other transactions. The selling stockholders may also pledge the shares registered hereunder to a broker or dealer and upon a default, the pledgor may effect sales of the pledged shares pursuant to this prospectus.

        Brokers, dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling stockholder in amounts to be negotiated in connection with the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 in connection with sales and any commission, discount or concession may be deemed to be underwriting discounts or commissions under the Securities Act of 1933.

        Information as to whether underwriters who may be selected by the selling stockholders, or any other broker-dealer, is acting as principal or agent for the selling stockholder, the compensation to be received by underwriters who may be selected by the selling stockholders, or any broker-dealer, acting as principal or agent for the selling stockholders and the compensation to be received by other broker-dealers, in the event the compensation of such other broker-dealers is in excess of usual and customary commissions, will, to the extent required, be set forth in a supplement to this prospectus. Any dealer or broker participating in any distribution of the shares may be required to deliver a copy of this prospectus, including the prospectus supplement, if any, to any person who purchases any of the shares from or through such dealer or broker.

        The Company has advised the selling stockholders that during such time as they may be engaged in a distribution of the shares included herein they are required to comply with Regulation M promulgated under the Exchange Act of 1934. In general, Regulation M precludes the selling shareholders, any affiliated purchasers and any broker-dealer or other person who participates in such distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. A "distribution" is defined in the rules as an offering of securities that is distinguished from ordinary trading activities and depends on the "magnitude of the offering and the presence of special selling efforts and selling methods." Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security.

    It is anticipated that the selling stockholders will offer all of the shares for sale. Further, because it is possible that a significant number of shares could be sold at the same time hereunder, any sales, or the possibility thereof, may depress the market price of the common stock.

                                  LEGAL MATTERS

    Certain legal matters in connection with the shares of common stock being offered hereby will be passed upon for the Company by Parker Duryee Rosoff & Haft, New York, New York 10017. Parker Duryee Rosoff & Haft owns 50,000 shares of common stock which may be offered by such firm pursuant to this Prospectus. In addition, members of Parker Duryee Rosoff & Haft beneficially own an aggregate of 311,476 shares of common stock as of June 1, 1999, including 305,476 shares that are beneficially owned by Herbert F. Kozlov, a member of such Firm and a director of the Company.

                                     EXPERTS

    The consolidated financial statements of the Company included in the Company's annual report on Form 10-K for the year ended December 31, 1998 incorporated herein by reference have been audited by Friedman Alpren & Green LLP, independent certified public accountants, as indicated in their report with respect thereto, and are incorporated herein by reference in reliance upon the report of said firm given upon their authority as experts in accounting and auditing.